

05037860

SECU SION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED FEB 2 8 2005 WASHINGTON PROCESSING SECTION

SEC FILE NUMBER
8-48567

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____1/01/04_____ AND ENDING_____12/31/04_____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WEISS FUNDS, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

_____7111 FAIRWAY DRIVE, SUITE 102_____
(No. and Street)

_____PALM BEACH GARDENS,_____ _____FL_____ _____33418_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____JEFFREY S. RANO,_____ _____561-515-8558 x 11314_____ (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

_____HIXSON, MARIN, De SANCTIS & COMPANY – CPA_____
(Name – if individual, state last, first, middle name)

_____3801 PGA BLVD, STE 806, PALM BEACH GARDENS, FL_____ _____33410_____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 17 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _SHARON A. PARKER-DANIELS_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _WEISS FUNDS, INC._ , as of _DECEMBER 31_ , 20_04_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Sharon A. Daniels
Signature

PRESIDENT
Title

Leslee-June Hoffender
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WEISS FUNDS, INC.

(A WHOLLY OWNED SUBSIDIARY OF WEISS MONEY MANAGEMENT, INC.)

INDEPENDENT AUDITORS' REPORT

AND

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

YEARS ENDED DECEMBER 31, 2004 AND 2003

WEISS FUNDS, INC.
(A WHOLLY OWNED SUBSIDIARY OF WEISS MONEY MANAGEMENT, INC.)
YEARS ENDED DECEMBER 31, 2004 AND 2003

CONTENTS

HIXSON, MARIN, DE SANCTIS & COMPANY, P.A. CERTIFIED PUBLIC ACCOUNTANTS

DAVID L. HIXSON, C.P.A. • RAYMOND F. MARIN, C.P.A. • PETER V. De SANCTIS, C.P.A.

16100 N.E. 16th AVENUE, SUITE B
NORTH MIAMI BEACH, FL 33162
DADE: (305) 944-7001
BROWARD: (954) 920-1311
FAX: (305) 944-6637

GARDENS CORPORATE CENTER
3801 PGA BOULEVARD, SUITE 806
PALM BEACH GARDENS, FL 33410
TEL: (561) 624-5700
FAX: (561) 624-5702

RESPOND TO: ☐

RESPOND TO: ☐

INDEPENDENT AUDITORS' REPORT

Shareholder and Directors
Weiss Funds, Inc.
Palm Beach Gardens, Florida

We have audited the accompanying balance sheets of Weiss Funds, Inc. (a wholly owned subsidiary of Weiss Money Management, Inc.) as of December 31, 2004 and 2003 and the related statements of operations, shareholder's equity and cash flows for the years then ended. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Weiss Funds, Inc. (a wholly owned subsidiary of Weiss Money Management, Inc.) as of December 31, 2004 and 2003, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules, Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hixson, Marin, De Sanctis + Company PA

February 17, 2005
Palm Beach Gardens, Florida

WEISS FUNDS, INC.
(A WHOLLY OWNED SUBSIDIARY OF WEISS MONEY MANAGEMENT, INC.)
BALANCE SHEETS - DECEMBER 31, 2004 AND 2003

ASSETS

	2004	2003
Current assets:		
Cash and equivalents	$ 134,835	$ 76,443
Other current assets	13,730	-
	$ 148,565	$ 76,443

LIABILITIES AND SHAREHOLDER'S EQUITY

	2004	2003
Current liabilities:		
Accounts payable	$ -	$ 271
Due to Parent Company	5,718	5,030
	5,718	5,301

Dependency and transactions with related parties (Notes 3 and 5)

	2004	2003
Shareholder's equity:		
Common stock, no par, 10,000 shares authorized issued and outstanding, at stated value	25,000	25,000
Capital in excess of stated value	131,000	31,000
(Accumulated deficit) retained earnings	(13,153)	15,142
	142,847	71,142
	$ 148,565	$ 76,443

**Read the accompanying summary of significant accounting policies and
notes to financial statements, both of which are an integral part
of these financial statements.**

WEISS FUNDS, INC.
(A WHOLLY OWNED SUBSIDIARY OF WEISS MONEY MANAGEMENT, INC.)
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004		2003	
Revenues:				
Interest income		$ 639		$ 688
Operating expenses:				
Compensation	$ 6,373		$ 300	
General and administrative	36,561		578	
Rent	3,769		129	
		46,703		1,007
Operating loss before income tax benefit		(46,064)		(319)
Income tax benefit		(17,769)		(48)
Net loss		$ (28,295)		$ (271)

Read the accompanying summary of significant accounting policies and
notes to financial statements, both of which are an integral part
of these financial statements.

3

WEISS FUNDS, INC.
(A WHOLLY OWNED SUBSIDIARY OF WEISS MONEY MANAGEMENT, INC.)
STATEMENTS OF SHAREHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2004 AND 2003

| | Total | Common stock | | Capital in excess of stated value | (Accumulated deficit) retained earnings |
		Shares	Amount		
Balance, beginning	$ 71,413	10,000	$ 25,000	$ 31,000	$ 15,413
Net loss	(271)	-	-	-	(271)
Balance, December 31, 2003	71,142	10,000	25,000	31,000	15,142
Cash contribution	100,000	-	-	100,000	-
Net loss	(28,295)	-	-	-	(28,295)
Balance, ending	$ 142,847	10,000	$ 25,000	$ 131,000	$ (13,153)

Read the accompanying summary of significant accounting policies and
notes to financial statements, both of which are an integral part
of these financial statements.

WEISS FUNDS, INC.
(A WHOLLY OWNED SUBSIDIARY OF WEISS MONEY MANAGEMENT, INC.)
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Cash flows from operations:		
Source of cash:		
Interest	$ 639	$ 688
Uses of cash:		
Employees	3,600	-
Suppliers	38,647	-
	42,247	-
Cash (used-in) provided by operations	$ (41,608)	$ 688
Cash flows provided by financing activities:		
Contributions	100,000	-
Increase in cash and equivalents	58,392	688
Cash and equivalents, beginning	76,443	75,755
Cash and equivalents, ending	$ 134,835	$ 76,443
Reconciliation of net loss to cash (used-in) provided by operating activities:		
Net loss	$ (28,295)	$ (271)
Adjustments to reconcile net loss to cash (used-in) provided by operating activities:		
Changes in assets and liabilities:		
Other current assets	(13,730)	-
Accounts payable	(271)	271
Due to parent company	688	688
Cash (used-in) provided by operating activities	$ (41,608)	$ 688

Basis of accounting:

Weiss Funds, Inc. prepares its financial statements in accordance with accounting principles generally accepted in the United States of America. This basis of accounting involves the application of accrual accounting; consequently, revenues and gains are recognized when earned, and expenses and losses are recognized when incurred. Financial statement items are recorded at historical costs and may not necessarily represent current values.

Management estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Certain amounts included in the financial statements are estimated based on currently available information and management's judgment as to the outcome of future conditions and circumstances. Changes in the status of certain facts or circumstances could result in material changes to the estimates used in the preparation of the financial statements and actual results could differ from the estimates and assumptions. Every effort is made to ensure the integrity of such estimates.

Fair value of financial instruments:

The carrying amounts of cash and equivalents and due to Parent Company approximate fair values because of the short duration of these instruments.

Cash and equivalents:

The Company considers all highly liquid investments purchased with an initial maturity of three months or less to be cash equivalents.

Income taxes:

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates applied to taxable income. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for deferred tax assets when it is more likely than not that the asset will not be realized.

The Company files a consolidated tax return with its parent company. Income taxes are allocated to the members of the group. It is the Company's policy to accrue benefits to the extent usable by the parent company and to record expenses to the extent that taxes would be due through the inter-company accounts.

Accounting pronouncements:

The Company has adopted various new standards as promulgated by the Financial Accounting Standards Board ("FASB") through the issuance of Statements of Financial Accounting Standards ("SFAS"). The Company also adopted various new Statements of Position ("SOP") issued by the American Institute of Certified Public Accountants. The adoption of these various new FASB's and SOP's did not have an impact on the Company's financial statements.

1. **Organization and business:**

   Weiss Funds, Inc. (the "Company") is a wholly owned subsidiary of Weiss Money Management, Inc. (the "Parent Company") and was incorporated on August 9, 1995 under the laws of the State of Florida. The Company engages exclusively in the distribution and sale of shares of Weiss Treasury Fund (the "Trust"), managed by the Parent. The Trust is a Massachusetts Business Trust which is an open-end management investment company registered under the Investment Company Act of 1940, as amended. The Company is a member of the National Association of Security Dealers ("NASD").

2. **Concentration of credit risk:**

   Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and equivalents. During the year, the Company's account balances with financial institutions may exceed the insurable limit of the Federal Deposit Insurance Corporation or other agencies. Management regularly monitors their balances and attempts to keep this potential risk to a minimum by maintaining their accounts with financial institutions they believe are of good quality.

3. **Transactions with related parties:**

   The Company entered into a Distribution Agreement with the Trust to provide for the sale and distribution of shares of beneficial interest of funds of the Trust. The Company is responsible for costs in connection with the offering of shares to the Public. Expenses which are to be allocated between the Company and the Trust shall be allocated pursuant to reasonable procedures and formulae mutually agreed upon from time to time. The Agreement was renewed in November 2004 and will remain in effect until November 2005. Either party can terminate the Agreement with a sixty (60) day written notice. Management anticipates the annual renewal of this agreement. There were no costs under the agreement during the years ended December 31, 2004 and 2003.

   The Company had an expense sharing agreement with the Parent Company through December 1, 2003 whereby the Parent Company assumed responsibility for the payment of all expenses associated with the operations of the Company, including, without limitation, rent, utilities, registration and licensing fees, professional fees, surety bond fees, travel and distribution expenses. Under that agreement, the Parent Company paid on behalf of the Company $29,695 for the year ended December 31, 2003.

   Effective December 1, 2003 the Company entered into a new expense sharing agreement whereby all expenses associated with the operations of the Company paid by the Parent Company were charged to the Company. Under the new agreement, certain expenses of the Parent Company are allocated to the Company as well as all direct expenses of the Company paid on behalf of the Company. Under the new agreement, the Parent Company allocated $14,012 to the Company for the year ended December 31, 2004 and $738 for the year ended December 31, 2003. All expenses allocated under the new agreement were charged to operations. Management anticipates the renewal of this agreement on an annual basis.

   Included in amount due to Parent Company is a receivable of $13,475 as of December 31, 2004 and a payable of $4,294 as of December 31, 2003 relating to allocated income taxes.

   During the year ended December 31, 2004, Weiss Group, Inc., the parent company of Weiss Money Management, Inc., contributed $100,000.

4. Income taxes:

The Company files a consolidated tax return with the Parent Company. Accordingly the income tax benefit is calculated by applying the applicable federal and state tax rates of the parent as follows:

	2004	2003
Federal tax benefit	$ 15,235	$ 15,235
State tax benefit	2,534	2,534
	$ 17,769	$ 17,769

The benefit for income taxes differs from the amount of income tax benefit determined by applying the appropriate federal rate as follows:

	2004	2003
U.S Federal statutory tax rate of 35%	$ 16,122	$ 112
Effect of federal graduated tax rates (20%)	$ -	(64)
State taxes, less federal benefit (3.575%)	1,647	-
	$ 17,769	$ 48

5. Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004, the Company had net capital of $127,975 which was $102,975 in excess of its required net capital of $25,000. At December 31, 2003, the Company had net capital of $69,613, which was $44,613 in excess of its required net capital of $25,000. The Company's aggregate indebtedness to net capital ratio was 0.0447 to 1 in 2004 and 0.0761 to 1 in 2003.

Effective January 31, 2005, the Company's required minimum net capital has increased from $25,000 to $100,000. The new requirement is the result of the Company's upgrade from a "limited-service" broker/dealer to a "full-service" broker/dealer. As of January 31, 2005, the Company's net capital exceeded the increased minimum net capital requirement. The Parent Company made a cash contribution of $13,300 during January 2005.

In January 2005, the Company entered into an agreement with a provider of brokerage execution, clearance and custody services. The agreement stipulates a three year term with a $250,000 fee payable to the service provider for early termination if the Company terminates the agreement during the first year. Similarly, a $125,000 or $50,000 early termination fee applies if the Company terminates the agreement during the second or third year, respectively.

Historically, the Company has never generated revenues and thus has been dependent on the Parent Company to make capital contributions from time to time to maintain compliance with Rule 15c3-1. The Company will likely continue to depend on the Parent Company for these capital contributions. Management believes the Parent Company will continue providing the necessary capital to maintain compliance with Rule 15c3-1.

WEISS FUNDS, INC.
(A WHOLLY OWNED SUBSIDIARY OF WEISS MONEY MANAGEMENT, INC.)
SUPPLEMENTAL SCHEDULES
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Shareholder's equity	$ 142,847	$ 71,142
Non-allowable assets:		
Other current assets	(13,730)	-
Net capital before haircuts	129,117	71,142
Less haircuts at 2%	1,142	1,529
Net capital after haircuts	127,975	69,613
Minimum capital requirements	25,000	25,000
Net capital in excess of requirements	$ 102,975	$ 44,613
Aggregate indebtedness	$ 5,718	$ 5,301
Ratio of aggregate indebtedness to net capital	0.0447	0.0761

No material differences existed between the Audited Computation of Net Capital and
the corresponding Unaudited FOCUS Part IIA.

WEISS FUNDS, INC.
(A WHOLLY OWNED SUBSIDIARY OF WEISS MONEY MANAGEMENT, INC.)
SUPPLEMENTAL SCHEDULES (CONTINUED)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
YEARS ENDED DECEMBER 31, 2004 AND 2003

The exemptive provisions of Rule 15c3-3(k)(1) apply because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

HIXSON, MARIN, DE SANCTIS & COMPANY, P.A. CERTIFIED PUBLIC ACCOUNTANTS

DAVID L. HIXSON, C.P.A. • RAYMOND F. MARIN, C.P.A. • PETER V. De SANCTIS, C.P.A.

16100 N.E. 16th AVENUE, SUITE B
NORTH MIAMI BEACH, FL 33162
DADE: (305) 944-7001
BROWARD: (954) 920-1311
FAX: (305) 944-6637

GARDENS CORPORATE CENTER
3801 PGA BOULEVARD, SUITE 806
PALM BEACH GARDENS, FL 33410
TEL: (561) 624-5700
FAX: (561) 624-5702

RESPOND TO: ☐

RESPOND TO: ☐

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Shareholder and Directors
Weiss Funds, Inc.
Palm Beach Gardens, Florida

In planning and performing our audit of the financial statements of Weiss Funds, Inc. (a wholly-owned subsidiary of Weiss Money Management, Inc.) for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

As required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparison, and the recording of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The Management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projections of any evaluation of them to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hixson, Marin, De Sanctis & Company, CPA

February 17, 2005
Palm Beach Gardens, Florida